UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of                                                      February                                                                          , 2010.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F    ☒         Form 40-F    ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

            Yes              ☐         No               ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

            Yes              ☐         No               ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes              ☐         No               ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               GRUPO SIMEC, S.A.B. de C.V.

                                           (Registrant)

Date: February 26, 2010.                                                          By:      /s/ Luis García Limón

                                                                                                Name:  Luis García Limón
                                                                                               Title:    Chief Executive Officer

PRESS RELEASE                Contact:                                  Sergio Vigil González

                                                                                             José Flores Flores

                                                                                             Grupo Simec, S.A. de C.V.

                                                                                             Calzada Lázaro Cárdenas 601

                                                                                             44440 Guadalajara, Jalisco, México

                                                                                             52 55 1165 1025

                                                                                             52 33 3770 6734

GRUPO SIMEC ANNOUNCES PRELIMINARY (UNAUDITED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

GUADALAJARA, MEXICO, February 25, 2010- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its preliminary (unaudited) results of operations for the year ended December 31, 2009.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net Sales

Net sales decreased 45% to Ps. 19,334 million in 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 3,797 million) compared to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million). Shipments of finished steel products decreased 30% to 2,059 thousand tons in 2009 (including the net sales generated by the newly acquired plants of Grupo San of 513 thousand tons) compared to 2,924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons). Total sales outside of Mexico in 2009 decreased 63% to Ps. 8,973 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 11 million) compared with Ps. 24,471 million  in 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 98 million) while total Mexican sales decreased 3% from Ps. 10,714 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,434 million) to Ps. 10,361 millions in 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 3,786 million).  The decrease in sales is due to lower shipments during 2009, compared to the same period in 2008 (a 865,000 tons decrease). The average price of steel products decreased 22% in 2009 compared with 2008.

Direct Cost of Sales

Direct cost of sales decreased 43% from Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million) to Ps. 16,889 million in 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 2,683 million). Direct cost of sales as a percentage of net sales represented 87% in 2009 compared to 85% in 2008. The average cost of raw materials used to produce steel products decreased 20% in 2009 versus 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in 2009 was Ps. 2,445 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 1,114 million) compared to Ps. 5,389 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 1,010 million). Marginal profit as a percentage of net sales in 2009 was 13% compared to 15% in 2008. The decline in marginal profit is due to lower shipments of 30% during 2009 and the decreases in the average price of steel products compared with 2008.

Operating Expenses

Operating expenses decreased 5% to Ps. 2,171 million in 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 489 million and the amortization of the tangible and intangible assets of Ps. 359 million registered by the acquisition of Grupo San)  compared to Ps. 2,274  million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 433 million and the amortization of the tangible and intangible assets of Ps. 270 million registered by the acquisition of Grupo San), and represented 11% of net sales in 2009 and 6% of net sales in 2008.

Operating Income

Operating income decreased 91% to Ps. 274 million in 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 266 million) compared to Ps. 3,115 million in 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 655 million) . Operating income as a percentage of net sales was 1% in 2009 compared to 9% in 2008. The decline in operating income is due to lower shipments of 30% during 2009 and the decreases in the average price of steel products compared with 2008.

EBITDA

EBITDA of the Company decreased 54% to Ps. 1.850 million in 2009 compared with Ps. 3.982 million in 2008, it is important to mention that in 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Comprehensive Financial Cost

Comprehensive financial cost in 2009 represented an expense of Ps. 88 million compared with an expense of Ps. 175 million in 2008. Net interest expense was Ps. 18 million in 2009 compared with a net interest income of Ps. 79 million in 2008. At the same time, we registered an exchange loss of Ps. 70 million in 2009 compared with an exchange loss of Ps. 254 million in 2008, reflecting a 3.5% increase in the value of the peso versus the dollar as of December 31, 2009 compared  to December 31, 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 35  million in 2009 compared to other expenses net of Ps. 4 million in 2008.

Income Taxes

Income Taxes recorded an income of Ps. 559 million in 2009 (including the decrease in the provision of Ps. 16 million of deferred income taxes) compared to Ps. 1,036 million in 2008 (including the provision of Ps. 293 million of deferred income taxes). The income tax of approximately Ps. 500 million recorded in 2009 will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery, and will be received by the subsidiary in that country.

Net Income

As a result of the foregoing, net income decreased by 59% to Ps. 780 million in 2009 from Ps. 1,900 million in 2008.

Liquidity and Capital Resources

As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).  As of December 31, 2008, Simec’s total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and  U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative fourth quarter 2009 vs third quarter 2009

Net Sales

Net sales increased 0.4% from Ps. 5,035 million for the third quarter 2009 to Ps. 5,056 million for the fourth quarter 2009. Sales in tons of finished steel decreased 4% to 531 thousand tons in the fourth quarter 2009 compared with 551 thousand tons in the third quarter 2009. The total sales outside of Mexico for the fourth quarter 2009 increased 22% to Ps. 2,864 million compared with Ps. 2,348 million for the third quarter 2009. Total Mexican sales decreased 18% to  2,192 million in the fourth quarter 2009 from Ps. 2,687 million in the third quarter 2009.  Prices of finished products sold in the fourth quarter 2009 increased approximately 4% compared to the third quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 24% from Ps. 4,243  million in the third quarter 2009 to Ps. 5,279 million for the fourth quarter 2009. With respect to sales, in the fourth quarter 2009, the direct cost of sales represents 104% compared to 84% for the third quarter 2009. The average cost of raw materials used to produce steel products increased 29% in the fourth quarter 2009 versus the third quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Loss (Profit)

Marginal loss for the fourth quarter 2009 was Ps. 223 million compared to Ps. 792 million of marginal profit in the third quarter 2009. The marginal loss as a percentage of net sales for the fourth quarter 2009 was 4% compared with 16% of marginal profit for the third quarter 2009.  The marginal loss is due to the increase in the cost of raw materials used to produce steel products in the fourth quarter 2009 versus the third quarter 2009.

Operating Expenses

Operating expenses decreased 6% to Ps. 505 million in the fourth quarter 2009  compared to Ps. 537 million for the third quarter 2009. Operating expenses as a percentage of net sales represented 10% during the fourth quarter 2009 and 11% during the third quarter 2009.

Operating Loss (Income)

Operating loss was Ps. 728 million in the fourth quarter 2009 compared to Ps. 255 million of operating income for the third quarter 2009. The operating loss as a percentage of net sales in the fourth quarter 2009 was 14% compared to 5% of operating income in the third quarter 2009. The operating loss is due to the increase in the cost of raw materials used to produce steel products in the fourth quarter 2009 versus the third quarter 2009.

EBITDA

EBITDA of the Company decreased 93% to Ps. 36 million in 2009 compared with Ps. 522 million in 2009  It is important to mention that in the fourth quarter 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2009 was Ps. 38 million compared with a gain of Ps. 12 million for the third quarter 2009. Net interest income was Ps. 7 million in the fourth quarter 2009 compared with Ps. 13 million of net interest expense in the third quarter 2009. At the same time we registered an exchange loss of Ps. 45 million in the fourth quarter 2009 compared with an exchange gain of Ps. 25 million in the third quarter 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 27 million in the fourth quarter 2009 compared with other income net of Ps. 7 million for the third quarter 2009.

Income Taxes

Income Taxes for the fourth quarter 2009 was an income of Ps. 727 million compared to Ps. 7 million of expense for the third quarter 2009. The income tax for approximately Ps. 500 million recorded in the fourth quarter 2009, will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery and will be received by the subsidiary in that country.

Net Loss (Income)

As a result of the foregoing, net loss was Ps. 12 million in the fourth quarter 2009 compared to Ps. 267 million of net income in the third quarter 2009.

Comparative fourth quarter 2009 vs fourth quarter 2008

Net Sales

Net sales decreased 34% from Ps. 7,618 million for the fourth quarter 2008 to Ps. 5,056 million for the fourth quarter 2009. Sales in tons of finished steel decreased 6% to 531 thousand tons in the fourth quarter 2009 compared with 567 thousand tons in the fourth quarter 2008. The total sales outside of Mexico for the fourth quarter 2009 decreased 43% to Ps. 2,864 million compared with Ps. 4,983 million for the fourth quarter 2008. Total Mexican sales decreased 17% to 2,192 million in the fourth quarter 2009 from Ps. 2,635 million in the fourth quarter 2008.  Prices of finished products sold in the fourth quarter 2009 decreased approximately 29% compared to the fourth quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 28% from Ps. 7,327  million in the fourth quarter 2008 to Ps. 5,279 million for the fourth quarter 2009. With respect to sales, in the fourth quarter 2009, the direct cost of sales represents 104% compared to 96% for the fourth quarter 2008. The average cost of raw materials used to produce steel products decreased 23% in the fourth quarter 2009 versus the fourth quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Loss (Profit)

Marginal loss for the fourth quarter 2009 was Ps. 223 million compared to Ps. 291 million in the fourth quarter 2008. The marginal loss as a percentage of net sales for the fourth quarter 2009 was 4% compared with 4% of marginal profit for the fourth quarter 2008.  The decline in marginal profit is primarily due to the decrease in the prices of finished products during the fourth quarter 2009 compared with the fourth quarter 2008.

Operating Expenses

Operating expenses decreased 45% to Ps. 505 million in the fourth quarter 2009 compared to Ps. 916 million for the fourth quarter 2008. Operating expenses as a percentage of net sales represented 10% during the fourth quarter 2009 and 12% during the fourth quarter 2008.

EBITDA

EBITDA of the Company was Ps. 36 million in 2009 compared with Ps. 160 million of negative EBITDA in 2008. It is important to mention that in the fourth quarter 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Operating Loss

Operating loss was Ps. 728 million in the fourth quarter 2009 compared to Ps. 625 million of operating loss for the fourth quarter 2008. The operating loss as a percentage of net sales in the fourth quarter 2009 was 14% compared to operating loss of 8% in the fourth quarter 2008. The operating loss is primarily due  to the decrease in the prices of finished products during the fourth quarter 2009 compared with the fourth quarter 2008.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2009 represented an expense of Ps. 38 million compared with a gain of Ps. 19 million for the fourth quarter 2008. Net interest income was Ps. 7 million in the fourth quarter 2009 compared with Ps. 2 million of net interest expense in the fourth quarter 2008. At the same time we registered an exchange loss of Ps. 45 million in the fourth quarter 2009 compared with an exchange gain of Ps. 61 million in the fourth quarter 2008.

Other Income (Expenses) net

The company recorded other income net of Ps. 27 million in the fourth quarter 2009 compared with other income expense net of Ps. 57 million for the fourth quarter 2008.

Income Taxes

Income Taxes for the fourth quarter 2009 was an income of Ps. 727 million compared to Ps. 172 million of income for the fourth quarter 2008. The income tax for approximately Ps. 500 million recorded in the fourth quarter 2009, will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery and will be received by the subsidiary in that country.

Net Loss

As a result of the foregoing, net loss was Ps. 12 million in the fourth quarter 2009 compared to Ps. 451 million of net loss in the fourth quarter 2008.

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2009 AND 2008

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	30,401,897	100	30,814,017	100

s02	CURRENT ASSETS	13,436,145	44	13,045,429	42
s03	CASH AND SHORT-TERM INVESTMENTS	1,948,900	6	576,741	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,277,925	7	2,855,472	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	1,475,567	5	504,818	2
s06	INVENTORIES	7,538,868	25	8,849,906	29
s07	OTHER CURRENT ASSETS	194,855	1	258,492	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,798,610	32	10,291,145	33
s13	LAND AND BULIDINGS	3,734,281	12	3,731,695	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	12,977,283	43	12,790,306	42
s15	OTHER EQUIPMENT	232,274	1	230,015	1
s16	ACCUMULATED DEPRECIATION	7,504,745	25	6,847,468	22
s17	CONSTRUCTION IN PROGRESS	359,517	1	386,597	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	7,025,645	23	7,351,774	24
s19	OTHER ASSETS	141,497	0	125,669	0

s20	TOTAL LIABILITIES	8,404,453	100	9,508,520	100

s21	CURRENT LIABILITIES	4,046,414	48	5,255,145	55
s22	SUPPLIERS	1,837,002	22	3,399,772	36
s23	BANK LOANS	0	0	8,800	0
s24	STOCK MARKET LOANS	3,944	0	4,055	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	342,367	4	298,251	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,863,101	22	1,544,267	16
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,358,039	52	4,253,375	45

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	21,997,444	100	21,305,497	100

s34	MINORITY INTEREST	2,538,099	12	3,122,342	15
s35	MAJORITY INTEREST	19,459,345	88	18,183,155	85
s36	CONTRIBUTED CAPITAL	8,350,900	38	8,350,900	39
S79	CAPITAL STOCK	4,142,696	19	4,142,696	19
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	19	4,208,204	20
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	11,108,445	50	9,832,255	46
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,777,148	49	9,507,958	45
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	331,297	2	324,297	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,948,900	100	576,741	100
s46	CASH	1,109,012	57	234,679	41
s47	SHORT-TERM INVESTMENTS	839,888	43	342,062	59

s07	OTHER CURRENT ASSETS	194,885	100	258,492	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	194,885	100	258,492	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	7,025,645	100	7,351,774	100
s48	DEFERRED EXPENSES	2,698,242	38	3,099,182	42
s49	GOODWILL	4,234,575	60	4,166,160	57
s51	OTHER	92,828	1	86,432	1

s19	OTHER ASSETS	141,497	100	125,669	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	3,446	3
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	141,497	100	122,223	97

s21	CURRENT LIABILITIES	4,046,414	100	5,255,145	100
s52	FOREIGN CURRENCY LIABILITIES	1,745,262	43	3,766,787	72
s53	MEXICAN PESOS LIABILITIES	2,301,152	57	1,488,358	28

s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,863,101	100	1,544,267	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	216,752	12	376,206	24
s89	INTEREST LIABILITIES	5,461	0	5,251	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,640,888	88	1,162,810	75

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	4,358,039	100	4,253,375	100
s66	DEFERRED TAXES	4,276,686	98	4,172,251	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	34,792	1	34,095	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	46,561	1	47,029	1

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,777,148	100	9,507,958	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,307,346	86	7,511,209	79
s45	NET INCOME FOR THE YEAR	1,269,190	12	1,796,137	19

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	331,297	100	324,297	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	483,024	146	595,165	184
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(151,727)	(46)	(270,868)	(84)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	9,389,731	7,790,284
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	56	60
S75	EMPLOYERS (*)	1,564	1,890
S76	WORKERS (*)	2,758	2,873
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	740,285	270,766

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY 1 TO DECEMBER 31 OF 2009 AND 2008

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	19,333,514	100	35,185,220	100
r02	COST OF SALES	16,889,112	87	29,796,163	85
r03	GROSS PROFIT	2,444,402	13	5,389,057	15
r04	OPERATING EXPENSES	2,170,576	11	2,273,828	6
r05	OPERATING INCOME	273,826	1	3,115,229	9
r08	OTHER INCOME AND (EXPENSE), NET	35,057	0	(3,916)	0
r06	COMPREHENSIVE FINANCING RESULT	(87,426)	0	(174,661)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	221,457	1	2,936,652	8
r10	INCOME TAXES	(558,904)	(3)	1,036,303	3
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	780,361	4	1,900,349	5
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	780,361	4	1,900,349	5
r19	NET INCOME OF MINORITY INTEREST	(488,829)	(3)	104,212	0
r20	NET INCOME OF MAJORITY INTEREST	1,269,190	7	1,796,137	5

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	19,333,514	100	35,185,220	100
r21	DOMESTIC	10,361,125	54	10,713,674	30
r22	FOREIGN	8,972,389	46	24,471,546	70
r23	TRANSLATED INTO DOLLARS (***)	663,447		2,198,590

r08	OTHER INCOME AND (EXPENSE), NET	35,057	100	(3,916)	100
r49	OTHER INCOME AND (EXPENSE), NET	39,026	111	20,025	511
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	3,969	11	23,941	611
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(87,426)	100	(174,661)	100
r24	INTEREST EXPENSE	48,644	(56)	57,288	(33)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	30,964	35	135,810	78
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(69,746)	(80)	(253,183)	(145)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(558,904)	100	1,036,303	100
r32	INCOME TAX	(542,970)	97	743,255	72
r33	DEFERRED INCOME TAX	(15,934)	3	293,048	28

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	19,986,900	35,618,819
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	19,333,514	35,185,220
r39	OPERATION INCOME (**)	273,826	3,143,385
r40	NET INCOME OF MAJORITY INTEREST (**)	1,269,190	1,796,137
r41	NET CONSOLIDATED INCOME (**)	780,361	1,900,349
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,076,008	867,150

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER 1 TO DECEMBER 31 OF 2009 AND 2008

(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	5,056,238	100	7,617,888	100
r02	COST OF SALES	5,279,201	104	7,326,696	96
r03	GROSS PROFIT	(222,963)	(4)	291,192	4
r04	OPERATING EXPENSES	505,237	10	916,294	12
r05	OPERATING INCOME	(728,200)	(14)	(625,102)	(8)
r08	OTHER INCOME AND (EXPENSE), NET	27,258	1	(56,867)	0
r06	COMPREHENSIVE FINANCING RESULT	(38,242)	0	58,853	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	(739,184)	(15)	(623,116)	(8)
r10	INCOME TAXES	(726,966)	(14)	(172,312)	(2)
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	12,218	0	(450,804)	(6)
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	12,218	0	(450,804)	(6)
r19	NET INCOME OF MINORITY INTEREST	(112,176)	(2)	(506,206)	(7)
r20	NET INCOME OF MAJORITY INTEREST	99,958	2	55,402	1

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	5,056,238	100	7,617,888	100
rt21	DOMESTIC	2,192,431	43	2,635,143	35
rt22	FOREIGN	2,863,807	57	4,982,745	65
rt23	TRANSLATED INTO DOLLARS (***)	216,209		338,726

rt08	OTHER INCOME AND (EXPENSE), NET	27,258	100	(56,867)	100
rt49	OTHER INCOME AND (EXPENSE), NET	31,227	115	(41,616)	73
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	3,969	15	15,251	27
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(38,242)	100	58,853	100
rt24	INTEREST EXPENSE	3,148	8	28,070	48
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10,009	26	25,685	44
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(45,103)	118	61,238	104
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	726,966	100	172,312	100
rt32	INCOME TAX	(695,644)	96	305,519	177
rt33	DEFERRED INCOME TAX	(31,322)	4	(477,831)	(277)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	264,202	465,209

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

FROM JANUARY 1 TO DECEMBER 31 OF 2009 AND 2008

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	221,457	2,936,652
e02	+ (-) ITEMS NOT REQUIRING CASH	697	126,084
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,045,044	759,496
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	48,644	57,288
e05	CASH FLOW BEFORE INCOME TAX	1,315,842	3,879,520
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(110,090)	(2,034.270)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	1,205,752	1,845,250
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(258,603)	(9,000,056)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	947,149	(7,154,806)
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	425,583	1,334,154
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,372,732	(5,820,652)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(573)	1,238
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	576,741	6,396,155
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	1,948,900	576,741

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	697	126,084
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	697	126,084

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,045,044	759,496
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	1,076,008	895,306
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(30,964)	(135,810)
e24	(-) + OTHER ITEMS	(1,957)	0

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	48,644	57,288
e25	+ ACCRUED INTEREST	48,644	57,288
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(110,090)	(2,034,270)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	541,512	290,082
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,055,162	(2,030,274)
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	(274,796)	(251,920)
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	(1,448,937)	541,938
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	474,901	111,756
e32	+ (-) INCOME TAXES PAID OR RETURNED	(457,932)	(695,852)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(258,603)	(9,000,056)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	(8,450,796)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(273,396)	(479,804)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	4,769
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	30,758	135,810
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(15,965)	(210,035}

e10	NET CASH FRON FINANCING ACTIVITIES	425,583	1,334,154
e45	+ BANK FINANCING	0	1,334,129
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	1,164,431	232,943
e48	(-) BANK FINANCING AMORTIZATION	(8,800)	(1,325,329)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(685,320)	(36,138)
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	112,269
e52	(-) DIVIDENS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	1,056,887
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(44,728)	(40,607)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE

CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.55	$ 3.70
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 2.55	$ 3.70
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 39.10	$ 36.53
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.93 times	0.62 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	14.23 times	6.12 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                       QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	4.04%	5.40%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	3.55%	8.92%
p03	NET INCOME TO TOTAL ASSETS (**)	2.57%	6.17%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.64 times	1.14 times
p07	NET SALES TO FIXED ASSETS (**)	1.97 times	3.42 times
p08	INVENTORIES TURNOVER (**)	2.24 times	3.37 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37 days	25 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.00%	0.20%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	27.64%	30.86%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.38 times	0.45 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	20..77%	39.61%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	5.63 times	54.38 times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.30 times	3.70 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.32 times	2.48 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.46 times	0.80 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.60 times	1.37 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	48.16%	10.97%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                      QUARTER:  4       YEAR: 2009

GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

                                                                                                                                                                                                                                CONSOLIDATED

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net Sales

Net sales decreased 45% to Ps. 19,334 million in 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 3,797 million) compared to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million). Shipments of finished steel products decreased 30% to 2,059 thousand tons in 2009 (including the net sales generated by the newly acquired plants of Grupo San of 513 thousand tons) compared to 2,924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons). Total sales outside of Mexico in 2009 decreased 63% to Ps. 8,973 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 11 million) compared with Ps. 24,471 million  in 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 98 million) while total Mexican sales decreased 3% from Ps. 10,714 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,434 million) to Ps. 10,361 millions in 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 3,786 million).  The decrease in sales is due to lower shipments during 2009, compared to the same period in 2008 (a 865,000 tons decrease). The average price of steel products decreased 22% in 2009 compared with 2008.

Direct Cost of Sales

Direct cost of sales decreased 43% from Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million) to Ps. 16,889 million in 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 2,683 million). Direct cost of sales as a percentage of net sales represented 87% in 2009 compared to 85% in 2008. The average cost of raw materials used to produce steel products decreased 20% in 2009 versus 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in 2009 was Ps. 2,445 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 1,114 million) compared to Ps. 5,389 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 1,010 million). Marginal profit as a percentage of net sales in 2009 was 13% compared to 15% in 2008. The decline in marginal profit is due to lower shipments of 30% during 2009 and the decreases in the average price of steel products compared with 2008.

Operating Expenses

Operating expenses decreased 5% to Ps. 2,171 million in 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 489 million and the amortization of the tangible and intangible assets of Ps. 359 million registered by the acquisition of Grupo San)  compared to Ps. 2,274  million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 433 million and the amortization of the tangible and intangible assets of Ps. 270 million registered by the acquisition of Grupo San), and represented 11% of net sales in 2009 and 6% of net sales in 2008.

Operating Income

Operating income decreased 91% to Ps. 274 million in 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 266 million) compared to Ps. 3,115 million in 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 655 million) . Operating income as a percentage of net sales was 1% in 2009 compared to 9% in 2008. The decline in operating income is due to lower shipments of 30% during 2009 and the decreases in the average price of steel products compared with 2008.

EBITDA

EBITDA of the Company decreased 54% to Ps. 1.850 million in 2009 compared with Ps. 3.982 million in 2008, it is important to mention that in 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Comprehensive Financial Cost

Comprehensive financial cost in 2009 represented an expense of Ps. 88 million compared with an expense of Ps. 175 million in 2008. Net interest expense was Ps. 18 million in 2009 compared with a net interest income of Ps. 79 million in 2008. At the same time, we registered an exchange loss of Ps. 70 million in 2009 compared with an exchange loss of Ps. 254 million in 2008, reflecting a 3.5% increase in the value of the peso versus the dollar as of December 31, 2009 compared  to December 31, 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 35  million in 2009 compared to other expenses net of Ps. 4 million in 2008.

Income Taxes

Income Taxes recorded an income of Ps. 559 million in 2009 (including the decrease in the provision of Ps. 16 million of deferred income taxes) compared to Ps. 1,036 million in 2008 (including the provision of Ps. 293 million of deferred income taxes). The income tax of approximately Ps. 500 million recorded in 2009 will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery, and will be received by the subsidiary in that country.

Net Income

As a result of the foregoing, net income decreased by 59% to Ps. 780 million in 2009 from Ps. 1,900 million in 2008.

Liquidity and Capital Resources

As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).  As of December 31, 2008, Simec’s total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and  U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative fourth quarter 2009 vs third quarter 2009

Net Sales

Net sales increased 0.4% from Ps. 5,035 million for the third quarter 2009 to Ps. 5,056 million for the fourth quarter 2009. Sales in tons of finished steel decreased 4% to 531 thousand tons in the fourth quarter 2009 compared with 551 thousand tons in the third quarter 2009. The total sales outside of Mexico for the fourth quarter 2009 increased 22% to Ps. 2,864 million compared with Ps. 2,348 million for the third quarter 2009. Total Mexican sales decreased 18% to  2,192 million in the fourth quarter 2009 from Ps. 2,687 million in the third quarter 2009.  Prices of finished products sold in the fourth quarter 2009 increased approximately 4% compared to the third quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 24% from Ps. 4,243  million in the third quarter 2009 to Ps. 5,279 million for the fourth quarter 2009. With respect to sales, in the fourth quarter 2009, the direct cost of sales represents 104% compared to 84% for the third quarter 2009. The average cost of raw materials used to produce steel products increased 29% in the fourth quarter 2009 versus the third quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Loss (Profit)

Marginal loss for the fourth quarter 2009 was Ps. 223 million compared to Ps. 792 million of marginal profit in the third quarter 2009. The marginal loss as a percentage of net sales for the fourth quarter 2009 was 4% compared with 16% of marginal profit for the third quarter 2009.  The marginal loss is due to the increase in the cost of raw materials used to produce steel products in the fourth quarter 2009 versus the third quarter 2009.

Operating Expenses

Operating expenses decreased 6% to Ps. 505 million in the fourth quarter 2009  compared to Ps. 537 million for the third quarter 2009. Operating expenses as a percentage of net sales represented 10% during the fourth quarter 2009 and 11% during the third quarter 2009.

Operating Loss (Income)

Operating loss was Ps. 728 million in the fourth quarter 2009 compared to Ps. 255 million of operating income for the third quarter 2009. The operating loss as a percentage of net sales in the fourth quarter 2009 was 14% compared to 5% of operating income in the third quarter 2009. The operating loss is due to the increase in the cost of raw materials used to produce steel products in the fourth quarter 2009 versus the third quarter 2009.

EBITDA

EBITDA of the Company decreased 93% to Ps. 36 million in 2009 compared with Ps. 522 million in 2009  It is important to mention that in the fourth quarter 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2009 was Ps. 38 million compared with a gain of Ps. 12 million for the third quarter 2009. Net interest income was Ps. 7 million in the fourth quarter 2009 compared with Ps. 13 million of net interest expense in the third quarter 2009. At the same time we registered an exchange loss of Ps. 45 million in the fourth quarter 2009 compared with an exchange gain of Ps. 25 million in the third quarter 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 27 million in the fourth quarter 2009 compared with other income net of Ps. 7 million for the third quarter 2009.

Income Taxes

Income Taxes for the fourth quarter 2009 was an income of Ps. 727 million compared to Ps. 7 million of expense for the third quarter 2009. The income tax for approximately Ps. 500 million recorded in the fourth quarter 2009, will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery and will be received by the subsidiary in that country.

Net Loss (Income)

As a result of the foregoing, net loss was Ps. 12 million in the fourth quarter 2009 compared to Ps. 267 million of net income in the third quarter 2009.

Comparative fourth quarter 2009 vs fourth quarter 2008

Net Sales

Net sales decreased 34% from Ps. 7,618 million for the fourth quarter 2008 to Ps. 5,056 million for the fourth quarter 2009. Sales in tons of finished steel decreased 6% to 531 thousand tons in the fourth quarter 2009 compared with 567 thousand tons in the fourth quarter 2008. The total sales outside of Mexico for the fourth quarter 2009 decreased 43% to Ps. 2,864 million compared with Ps. 4,983 million for the fourth quarter 2008. Total Mexican sales decreased 17% to 2,192 million in the fourth quarter 2009 from Ps. 2,635 million in the fourth quarter 2008.  Prices of finished products sold in the fourth quarter 2009 decreased approximately 29% compared to the fourth quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 28% from Ps. 7,327  million in the fourth quarter 2008 to Ps. 5,279 million for the fourth quarter 2009. With respect to sales, in the fourth quarter 2009, the direct cost of sales represents 104% compared to 96% for the fourth quarter 2008. The average cost of raw materials used to produce steel products decreased 23% in the fourth quarter 2009 versus the fourth quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Loss (Profit)

Marginal loss for the fourth quarter 2009 was Ps. 223 million compared to Ps. 291 million in the fourth quarter 2008. The marginal loss as a percentage of net sales for the fourth quarter 2009 was 4% compared with 4% of marginal profit for the fourth quarter 2008.  The decline in marginal profit is primarily due to the decrease in the prices of finished products during the fourth quarter 2009 compared with the fourth quarter 2008.

Operating Expenses

Operating expenses decreased 45% to Ps. 505 million in the fourth quarter 2009 compared to Ps. 916 million for the fourth quarter 2008. Operating expenses as a percentage of net sales represented 10% during the fourth quarter 2009 and 12% during the fourth quarter 2008.

EBITDA

EBITDA of the Company was Ps. 36 million in 2009 compared with Ps. 160 million of negative EBITDA in 2008. It is important to mention that in the fourth quarter 2009, an income of approximately Ps. 500 million is included in the EBITDA as result of the return of income tax that the subsidiary in the United States of America will receive, due to a support in cash contemplated in the laws to stimulate the economic recovery of that country.

Operating Loss

Operating loss was Ps. 728 million in the fourth quarter 2009 compared to Ps. 625 million of operating loss for the fourth quarter 2008. The operating loss as a percentage of net sales in the fourth quarter 2009 was 14% compared to operating loss of 8% in the fourth quarter 2008. The operating loss is primarily due  to the decrease in the prices of finished products during the fourth quarter 2009 compared with the fourth quarter 2008.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2009 represented an expense of Ps. 38 million compared with a gain of Ps. 19 million for the fourth quarter 2008. Net interest income was Ps. 7 million in the fourth quarter 2009 compared with Ps. 2 million of net interest expense in the fourth quarter 2008. At the same time we registered an exchange loss of Ps. 45 million in the fourth quarter 2009 compared with an exchange gain of Ps. 61 million in the fourth quarter 2008.

Other Income (Expenses) net

The company recorded other income net of Ps. 27 million in the fourth quarter 2009 compared with other income expense net of Ps. 57 million for the fourth quarter 2008.

Income Taxes

Income Taxes for the fourth quarter 2009 was an income of Ps. 727 million compared to Ps. 172 million of income for the fourth quarter 2008. The income tax for approximately Ps. 500 million recorded in the fourth quarter 2009, will be cash flow for the Company, due to a support in cash contemplated in the laws to stimulate the United States of America economic recovery and will be received by the subsidiary in that country.

Net Loss

As a result of the foregoing, net loss was Ps. 12 million in the fourth quarter 2009 compared to Ps. 451 million of net loss in the fourth quarter 2008.

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                       QUARTER:  4       YEAR: 2009

GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

                                                                                              CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican  Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)..

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Simec International, S.A. de C.V.

° Industrias del Acero y del Alambre, S.A. de C.V.

° Pacific Steel Inc.

° SimRep Corporation and PAV Republic and Subsidiaries

° Corporación Aceros DM, S.A. de C.V. and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO).  For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2009, 2008 and 2007 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2009, 2008 and 2007 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income.  At that time, the fair value included in Stockholders’ equity is also recognized in income.The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2009 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

-  Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2009 sales to five customers accounted for approximately 26% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).  As of December 31, 2008, Simec’s total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and  U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 6,155 (U.S. $471,298) at December 31, 2009, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Pacific Projects	Administrative services		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                                                                                                                                                                                                                                                                                                        QUARTER:   4   YEAR:2009

GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN

(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Amortization		Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	20/05/2010	LIBOR+ 0.25	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	0	3,944	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	3,944	0	0	0	0

SUPPLIERS
Various			0	517,545	0	0	0	0	0	1,319,457	0	0	0	0

TOTAL SUPPLIERS			0	517,545	0	0	0	0	0	1,319,457	0	0	0	0

OTHER LOANS WITH COST

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various			0	1,441,240	0	0	0	0	0	421,861	0	0	0	0
TOTAL			0	1,441,240	0	0	0	0	0	421,861	0	0	0	0

TOTAL			0	1,958,785	0	0	0	0	0	1,745,262	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2009 was Ps. 13.0587

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                           SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

 MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

                                                                                                    CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	290,273	3,790,595	0	0	3,790,595

LIABILITIES POSITION	133,502	1,743,368	145	1,894	1,745,262
SHORT TERM LIABILITIES POSITION	133,502	1,743,368	145	1,894	1,745,262
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	156,771	2,047,227	(145)	(1,894)	2,045,333

NOTES

    THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2009 WAS PS. 13.0587

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

                                                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

                                                                                    ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.32 times.

B) Accomplished the actual situation is 0.28

C) Accomplished the actual situation is 27.75

As of december 31, 2009, the remaining balance of the MTNs not exchanged amounts to Ps. 3,944 ($302,000 dollars).

C.P. José Flores Flores

Chief Financial Officer

                                                                                  BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                         SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                                                    CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	76.04
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	74.04
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	73.38
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	46.50
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	32.40
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	48.70
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	46.00
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	26.70
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	44.30
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	85.47

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                         SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

                                                                                                    CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	34.60
SCRAP	VARIOUS	PLANTS IN MEXICO			55.60
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	7.75
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	6.10
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.85
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.70

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

                                                                                                    CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	940	7,294,414
SPECIAL PROFILES	359	3,066,711

T O T A L		10,361,125

FOREIGN SALES		8,972,389
TOTAL		19,333,514

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

                                                                                                    CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	66	536,771
SPECIAL PROFILES	54	533,175

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	640	7,902,443

T O T A L		8,972,389

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                           SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

  CONSTRUCTION IN PROGRESS

                                                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2009, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	250,636
PROJECTS IN MEXICALI	4,291
PROJECTS IN TLAXCALA	67,194
PROJECTS IN GUADALAJARA	16,929
PROJECTS IN SAN LUIS POTOSI	20,467
TOTAL INVESTMENT AT DECEMBER 31, 2009	359,517

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

INFORMATION RELATED TO BULLETIN B-15

                                                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :       497,709,214

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:                                                                                                                                                                                                                                                                                            SIMEC    QUARTER:              4             YEAR:     2009

GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

                                                 ING LUIS GARCIA LIMON                                                              C.P. JOSE FLORES FLORES

                                                  CHIEF EXECUTIVE OFFICER                                                        CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT FEBRUARY 25 OF 2010.